UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HOUGHTON MIFFLIN HARCOURT COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

44157R109
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 9 Pages

CUSIP No. 44157R109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(2)

14	TYPE OF REPORTING PERSON
OO, IA

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of  211,802 warrants.

(2)  Calculation is based upon 123,431,810 Shares outstanding, which is the sum of the 123,008,206 Shares outstanding as of October 31, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed November 3, 2016, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 3 of 9 Pages

CUSIP No. 44157R109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(2)

14	TYPE OF REPORTING PERSON
OO, HC

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2)  Calculation is based upon 123,431,810 Shares outstanding, which is the sum of the 123,008,206 Shares outstanding as of October 31, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed November 3, 2016, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 4 of 9 Pages

CUSIP No. 44157R109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(2)

14	TYPE OF REPORTING PERSON
IN, HC

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2)  Calculation is based upon 123,431,810 Shares outstanding, which is the sum of the 123,008,206 Shares outstanding as of October 31, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed November 3, 2016, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 5 of 9 Pages

CUSIP No. 44157R109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,746,222(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,746,222(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,746,222(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%(2)

14	TYPE OF REPORTING PERSON
OO

(1)  This amount includes 415,392 Shares that the Reporting Person can acquire upon exercise of 207,696 warrants.

(2)  Calculation is based upon 123,431,810 Shares outstanding, which is the sum of the 123,008,206 Shares outstanding as of October 31, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed November 3, 2016, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 6 of 9 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Houghton Mifflin Harcourt Company (the “Issuer”), whose principal executive offices are located at 222 Berkeley Street, Boston, MA 02116.  This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2015 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 21, 2016, ACMO, AIOOM III and PCI Fund (collectively, “Anchorage”) entered into a nomination agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit E hereto and is incorporated herein by reference.

Pursuant to the Agreement, effective as of the date of the Agreement, the Board (i) increased the size of the Board from eight to nine members, (ii) appointed Daniel M. Allen, President, Senior Portfolio Manager and partner of Capital Group, (the “Stockholder Designee”) to fill the resulting vacancy on the Board, and (iii) appointed the Stockholder Designee to the Nominating, Ethics and Governance Committee of the Board.  Pursuant to the Agreement, the Issuer also agreed, among other things (and subject to certain terms and conditions), to include the Stockholder Designee on the Issuer’s slate of director candidates for re-election at the Issuer’s 2017 annual meeting of stockholders.

The Agreement provides that if, during the Restricted Period (as defined below), the Stockholder Designee is no longer able to serve solely as a result of his death or incapacitation or because he ceases to be affiliated with Anchorage and its affiliates, then Anchorage may designate a replacement director who must meet certain criteria specified in the Agreement.  Under the Agreement, if Anchorage and its affiliates cease to beneficially own in the aggregate at least 10% of the voting securities of the Issuer, then Anchorage must cause the Stockholder Designee to promptly offer to tender his resignation from the Board (it being in the Board’s sole discretion where to accept or reject such resignation) and the Issuer will have no further obligations under the Agreement.

Further, pursuant to the terms of the Agreement, Anchorage agreed that it will cause all voting securities owned by it as of a record date for each Issuer stockholder meeting within the Restricted Period to be present for quorum purposes and vote (i) for all directors nominated by the Board for election and (ii) in accordance with the recommendation of the Board on any precatory or non-binding proposals.

Page 7 of 9 Pages

Anchorage also agreed to certain customary standstill provisions, effective as of the date of the Agreement, that will apply during the Stockholder Designee’s (or a replacement designee’s) tenure on the Board and at least until 30 days prior to the expiration of the Issuer’s advance notice period for the nomination of directors at the Issuer’s 2018 annual meeting of stockholders (the “Restricted Period”). The standstill provisions generally include, among other things and with certain carve-outs, restrictions on: (i) soliciting proxies or initiating a stockholder proposal with respect to the Issuer; (ii) forming or influencing any “group” (as defined pursuant to Section 13(d) of the Act) with respect to securities of the Issuer; (iii) acquiring additional Shares where it would result in Capital Group beneficially owning more than 20% of the Shares outstanding; (iv) other than in an underwritten widely dispersed public offering, knowingly transferring Shares to any person or group that would beneficially own more than 10% of the Shares outstanding as a result of such transfer; (v) making disparaging public statements regarding the Issuer or its affiliates (with the Issuer agreeing to a reciprocal restriction) or making public proposals regarding changes in the Issuer’s business or financial condition; and (vi) initiating legal proceedings against the Issuer or requesting inspection of the Issuer’s corporate books and records.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

The responses to Item 3 and Item 4 of the Schedule 13D are incorporated by reference herein.

In connection with the Restructuring, on June 22, 2012, Anchorage and other shareholders entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer which contained, among others, provisions granting certain registration rights and provisions related to confidentiality, holdback agreements and the Issuer’s reporting obligations.  This description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit C to the Schedule 13D and is incorporated by reference herein.

ACMO and PCI Fund are lenders to the Issuer pursuant to the Amended Term Loan Credit Agreement described below.  On May 29, 2015, in connection with the acquisition by the Issuer of certain assets comprising the Educational Technology and Services business of Scholastic Corporation and its wholly-owned subsidiary, Scholastic Inc. (the “Acquisition”), certain investment vehicles to which Capital Group serves as collateral manager and certain other lender parties, acting as lenders, entered into an amended and restated term loan credit agreement (the “Amended Term Loan Credit Agreement”) with the Issuer, certain of its wholly-owned subsidiaries, as borrowers, and Citibank, N.A. as the administrative agent and collateral agent.  Pursuant to the terms of the Amended Term Loan Credit Agreement, the outstanding indebtedness under the existing Superpriority Senior Secured Debtor-In-Possession and Exit Term Loan Credit Agreement dated as of May 22, 2012, as amended, was refinanced, and the Issuer obtained additional financing to consummate the Acquisition.  Specifically, the Amended Term Loan Credit Agreement increased the Issuer’s outstanding term loan credit facility from $178.9 million to $800.0 million.  The Amended Term Loan Credit Agreement matures on May 29, 2021 and the interest rate is based, at the borrowers’ election, on LIBOR (subject to a floor of 1.0%) plus 3.00% or an alternative base rate plus applicable margins.  Such investment vehicles subsequently disposed of their interests in the Amended Term Loan Credit Agreement.   This description of the Amended Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Term Loan Credit Agreement, which is included as Exhibit D to the Schedule 13D and is incorporated by reference herein.

Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit E:
Nomination Agreement  dated as of December 21, 2016, by and among Houghton Mifflin Harcourt Company and certain affiliates of Anchorage Capital Group, L.L.C. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on December 22, 2016)

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Senior Managing Member

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:  /s/ Natalie Birrell
Name:  Natalie Birrell
Title:    Director

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

December 22, 2016